

March 25, 2011

Via Facsimile 206.404.4885 and U.S. Mail
Mr. Christopher J. Bellavia
Senior Vice President, General Counsel & Secretary
Fisher Communications, Inc.
140 4th Avenue N., Suite 500
Seattle, Washington

> **Re: Fischer Communications, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2011**
> **File No. 0-22439**

Dear Mr. Bellavia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the form of proxy card to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

2.   Please include information as of the most reasonable practicable date. For example, revise to update information required by Item 5(b) of Schedule 14A.

3.   You state that, unless a shareholder provides specific voting instructions to his or her broker, the broker will not have discretionary authority to vote the shareholder's shares of common stock on any of the items on the agenda except

proposal No. 2, ratification of the appointment of PricewaterhouseCoopers LLP. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

4.   Please provide a brief background discussion of the material contacts the company has had with the FrontFour parties, including Mr. Lorber in connection with, and leading up to, the current proxy contest.

 <u>"Who is soliciting my vote…," page 1</u>

5.   It appears that you intend to solicit proxies by regular and electronic mail, telephone, facsimile or personal interview. Consistent with Item 4(b)(1) of Schedule 14A, please clarify all other means, inclusive of press releases and/or electronic means that will be used to solicit proxies. See our comments below.

6.   Please be advised that <u>all</u> written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding

7.   Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

<u>"What vote is required to approve each item…," page 5</u>

8.   We note reference to an arrangement reached between the company and FrontFour parties regarding how the company will determine which nominee is assigned to either Class III or Class I directors based on (1) whether Mr. Cassara is amongst the four elected nominees and (2) whether an insurgent or company nominee receives the fourth highest vote total. Supplementally expand your disclosure to address when and how such an arrangement was negotiated.

9.   Further clarify what will occur if Mr. Cassara is not amongst the persons elected and a FrontFour candidate receives the fourth highest vote total.

10.   Further to our comments above. Please supplement your disclosure to describe any relevant provisions of your constitutive documents, state law and/or relevant case law that permit the company to assign a particular nominee to Class I after votes are tabulated in the manner described in the proxy statement.

11.   Please see our prior comments. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In that regard, it would appear that in seeking shareholder approval to elect four nominees to the Board, you are also seeking shareholder approval to assign a

particular nominee to a particular <u>class</u> of directors after giving effect to cumulative voting results. Further, if Mr. Cassara is amongst the four nominees elected, you appear to be seeking the authority to re-assign Mr. Cassara to Class I, irrespective of whether he received more than the fourth highest vote. It would appear that these proposals should be disaggregated and set forth as separate matters. Please revise or advise us of the consideration you have given to disaggregating from Proposal 1 the separate matter of class assignment and possible re-appointment of Mr. Cassara as a Class I nominee under the circumstances described. We may have further comment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions